UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file no.: 333-93785
Donegal Mutual Insurance Company 401(k) Plan
1195 River Road
Marietta, Pennsylvania 17547
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
Donegal Group Inc.
1195 River Road
Marietta, Pennsylvania 17547
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Donegal Mutual Insurance Company 401(k) Plan
Marietta, Pennslyvania
     We have audited the accompanying statement of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Beard Miller Company LLP
Beard Miller Company LLP
Lancaster, Pennsylvania
May 5, 2006

Report of Independent Registered Public Accounting Firm
Plan Administrator
Donegal Mutual Insurance Company 401(k) Plan
Marietta, Pennsylvania
We have audited the accompanying statement of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
BDO Seidman, LLP
Philadelphia, Pennsylvania
June 22, 2005

DONEGAL MUTUAL INSURANCE COMPANY
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
Assets
Investments, at fair value
Interest-bearing cash	$2,907,895	$2,671,121
Common/collective trusts	2,845,127	2,314,621
Registered investment companies	20,882,133	18,305,178
Employer securities	3,762,525	3,031,991

Net assets available for benefits	$30,397,680	$26,322,911

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Additions
Investment income
Interest	$79,501	$22,810
Dividends	63,856	65,581
Net realized/unrealized appreciation in fair value of investments	2,560,404	2,168,443

	2,703,761	2,256,834

Contributions
Employer	984,691	859,964
Participants	1,706,036	1,478,227
Rollover	178,133	362,465

	2,868,860	2,700,656

Total additions	5,572,621	4,957,490

Deductions
Benefits paid to participants	1,497,852	1,368,978

Net increase	4,074,769	3,588,512

Transfers to the plan	—	2,953,134

Net assets available for benefits -
Beginning of year	26,322,911	19,781,265

End of year	$30,397,680	$26,322,911

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company (the Company) 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of the Company are eligible to participate as of the first day of the month after the month in which their employment with the Company commences. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute between 1% and 100% of their annual compensation up to the maximum limit established by the Internal Revenue Code. Contributions made to each participant’s account will be invested, based on the individual’s direction, in various investment options. The Plan has additional limitations on pretax contributions for highly compensated participants. For the Plan years 2005 and 2004, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $95,000 and $90,000, respectively. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of participant deferrals and 50% of the next 6%.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the following in accordance with Plan provisions: (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary deferral contributions and earnings thereon, as well as all amounts that transferred into the Plan during the 2000 year from the discontinued Money Purchase Pension Plan and Profit Sharing Plan. Vesting of employer matching contributions and earnings thereon is based on years of service. A participant is 100% vested after 3 years of credited service.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN (Cont’d)

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. Upon termination of service for other reasons, participants are entitled to receive the entire balance in their employee account and employer account (if vested) as a lump-sum distribution. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the Internal Revenue Code.

Forfeitures

Forfeitures arising from distributions to participants who are less than 100% vested will be used to restore any accounts of participants reemployed during the plan year or to reduce employer contributions per guidelines established by the Plan. Forfeitures generated during 2005 and 2004 amounted to $60,262 and $15,855, respectively. Forfeitures used to reduce employer contributions totaled $15,855 in 2005 and $29,976 in 2004. As of December 31, 2005, there was $50,412 of forfeitures to be used against future employer contributions.

Transfers

All of the assets of the Le Mars Insurance Company 401(k) Plan were transferred to the Plan on August 2, 2004. Participants became fully vested in all amounts transferred into the Plan as of the transfer date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments

Common/collective trusts are valued at the net value of participation units. All other investments are valued at quoted market prices as determined by the Plan trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	INVESTMENTS

Putnam Investments is both the trustee and custodian that holds the funds for the Plan during the 2005 and 2004 years and maintains an individual account for each participant. Contributions made on a participant’s behalf under the Plan will be directly allocated to that participant’s account.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
3.	INVESTMENTS (Cont’d)

The following table represents the fair values of investments that represent 5% or more of the Plan’s net assets:

	2005	2004
Interest-bearing cash — Putnam
Money Market Fund	$2,907,895	$2,671,121
Common/collective trust
Putnam S&P500 Index Fund	2,241,089	1,922,329
Registered investment companies
PIMCO Total Return	1,765,282	1,575,817
The Janus Fund	1,589,246	1,462,864
The George Putnam Fund of Boston	*	1,520,654
Putnam Asset Allocation — Balanced Portfolio	2,184,972	1,834,402
Putnam International Equity Fund	2,372,282	2,006,174
Putnam Equity Income Fund	3,027,185	2,857,142
Employer securities
Class A Donegal Group Inc. common stock	2,885,898	2,229,071

*	- Less than 5%
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought, sold and held during the year, and reinvested dividends on mutual funds of $1,004,139 and $270,143 for the years ended December 31, 2005 and 2004, respectively) appreciated in value by $2,560,404 and $2,168,443, respectively as follows:

	2005	2004
Registered investment companies	$1,486,251	$1,749,211
Common/collective trusts	108,757	196,546
Employer securities	965,396	222,686

	$2,560,404	$2,168,443

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the plan has been amended since receiving the determination letter, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
5.	RELATED PARTY AND PARTY-IN-INTEREST

The Plan held 124,178 shares of Class A and 41,253 shares of Class B Donegal Group Inc. common stock with fair values of $2,885,898 and $876,627, respectively, as of December 31, 2005. The Plan held 97,212 shares of Class A and 36,086 shares of Class B Donegal Group Inc. common stock with fair values of $2,229,071 and $802,920, respectively, as of December 31, 2004. The net realized/unrealized appreciation of the fair value of Donegal Group Inc. common stock (including Class A and Class B) during 2005 and 2004 was $965,396 and $222,686, respectively. As of December 31, 2005 and 2004, the shares of Donegal Group Inc. common stock represent more than 5% of net assets available for benefits.

Certain 2005 and 2004 year Plan investments are interest-bearing cash, common/ collective trusts, and registered investment companies managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.	ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives compensation from the Plan. All of the trustee fees and audit fees were paid directly by the Company in 2005 and 2004.

7.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

Schedule H — Financial Information (Form 5500)
Part IV — Line 4i — Schedule of Assets (Held at End of Year)
Name of Plan Sponsor: Donegal Mutual Insurance Company
Name of Plan: Donegal Mutual Insurance Company 401(k) Plan
Employer Identification Number: 23-1336198
Three-digit Plan Number: 003
December 31, 2005

	(b)		(c )	(d)	(e)
(a)	Identity of issue, borrower, or similar party		Description of Investment	Cost	Current Value

*	Putnam Money Market Fund	2,907,895	Shares of Money Market Fund	**	$2,907,895

	Total interest-bearing cash				2,907,895

*	Putnam Bond Index Fund	42,123	Common/Collective Trust Units	**	604,038
*	Putnam S & P500 Index Fund	69,664	Common/Collective Trust Units	**	2,241,089

	Total common/collective trusts				2,845,127

*	Putnam Capital Opportunites Fund	109,794	Mutual Fund Shares	**	1,241,767
	MSIF Small Company Growth Fund	84,189	Mutual Fund Shares	**	1,036,363
	PIMCO Total Return	168,122	Mutual Fund Shares	**	1,765,282
	The Janus Fund	62,250	Mutual Fund Shares	**	1,589,246
*	The George Putnam Fund of Boston	84,341	Mutual Fund Shares	**	1,511,393
*	Putnam Voyager Fund	22,073	Mutual Fund Shares	**	384,074
*	Putnam Research Fund	83,146	Mutual Fund Shares	**	1,203,960
*	Putnam Asset Allocation — Growth Portfolio	89,053	Mutual Fund Shares	**	1,085,560
*	Putnam Asset Allocation — Balanced Portfolio	195,962	Mutual Fund Shares	**	2,184,972
*	Putnam Asset Allocation — Conservative Portfolio	58,672	Mutual Fund Shares	**	545,653
*	Putnam International Equity Fund	90,788	Mutual Fund Shares	**	2,372,282
*	Putnam Equity Income Fund	180,512	Mutual Fund Shares	**	3,027,185
*	Putnam Mid Cap Value Fund	60,962	Mutual Fund Shares	**	881,514
	Alger Midcap Growth Institutional Portfolio	36,847	Mutual Fund Shares	**	616,084
	Neuberger & Berman Genesis Trust	29,594	Mutual Fund Shares	**	1,436,798

	Total registered investment companies (mutual funds)				20,882,133

*	Donegal Group Inc.	124,178	Shares of Common Stock, Class A	**	2,885,898
*	Donegal Group Inc.	41,253	Shares of Common Stock, Class B	**	876,627

	Total employer securities				3,762,525

	Total Investments				$30,397,680

*	Party-in-interest

**	Historical cost information is not required to be disclosed for participant-directed investments.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in Marietta, Pennsylvania on June 20, 2006.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN
By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, Trustee

By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Trustee

By:	/s/ Daniel J. Wagner
Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Beard Miller Company LLP (filed herewith)

23.2	Consent of BDO Seidman, LLP (filed herewith)